EXHIBIT 99.1

Press Release Including 2007 Outlook

FIRST QUARTER 2007
Report to shareholders for the period ended March 31, 2007

Suncor Energy reports strong financial performance
Oil sands growth plans on schedule and on budget

All financial figures are unaudited and in Canadian dollars unless noted otherwise. Certain financial measures referred to in this document are not prescribed by generally accepted accounting principles (GAAP). For a description of these measures, see “Non-GAAP Financial Measures” in Suncor’s 2007 first quarter management’s discussion and analysis. This document makes reference to barrels of oil equivalent (boe). A boe conversion ratio of six thousand cubic feet of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Accordingly, boe measures may be misleading, particularly if used in isolation.

Suncor Energy Inc. recorded first quarter 2007 net earnings of $551 million ($1.20 per common share), compared to $713 million ($1.56 per common share) in the first quarter of 2006. Excluding the impact of net insurance proceeds accrued in 2006 and the effects of unrealized foreign exchange gains on the company’s U.S. dollar denominated long-term debt, first quarter 2007 net earnings were $539 million ($1.17 per common share), compared to $509 million ($1.11 per common share) in the first quarter of 2006. Cash flow from operations was $790 million in the first quarter of 2007, compared to $1.314 billion in the first quarter of 2006.

Excluding the impact of insurance proceeds accrued in 2006, the increase in net earnings was primarily due to strong retail and refining margins in downstream operations, lower Alberta Crown royalty expenses and lower effective federal and provincial income tax rates.

These positive factors were partially offset by lower oil sands production and higher operating expenses, both related to unplanned maintenance at the oil sands facility during the quarter. Reduced earnings in Suncor’s Natural Gas business also negatively impacted earnings.

Suncor’s total upstream production averaged 283,100 barrels of oil equivalent (boe) per day during the first quarter of 2007, compared to 300,300 boe per day in the first quarter of 2006. Oil sands production during the first quarter averaged 248,200 barrels per day (bpd) compared to first quarter 2006 production of 264,400 bpd. Natural gas production in the first quarter of 2007 was 209 million cubic feet equivalent (mmcfe) per day, compared to first quarter 2006 production of 215 mmcfe per day.

During the first quarter, oil sands cash operating costs averaged $26.30 per barrel, compared to $19.05 per barrel during the first quarter of 2006. The increase in cash operating costs was due to higher operating expenses being applied to a lower production volume.

As a result of lower than planned production in the first quarter, Suncor has revised its outlook for 2007. Production is now targeted at 255,000 bpd to 265,000 bpd, down slightly from original targets of 260,000 bpd to 270,000 bpd. Cash operating cost targets have been adjusted upward to $23.50 to $24.50 per barrel from $21.50 to $22.50 per barrel.

In Suncor’s downstream operations, refining and retail margins were higher in the first quarter of 2007 compared to the first quarter of 2006 due to tighter supply of refined products in both the Ontario and U.S. Rocky Mountain markets. Total refinery throughput increased compared to the first quarter of 2006, when Suncor’s U.S. operations were impacted by planned maintenance.

Growth update

Suncor’s next major growth phase includes an expansion of existing upgrading facilities that targets an increase in production capacity to 350,000 bpd in 2008. Engineering on this portion of the project is substantially complete and construction is approximately 75% complete. The project remains on schedule and on budget.

A targeted 50-day shutdown to Upgrader 2 to tie-in new facilities related to the expansion is expected to begin on May 31. During the tie-in work, Upgrader 1 is expected to continue normal production.

Work underway also includes the expansion of Suncor’s Firebag in-situ operations, with construction targeted for completion in 2007. The project, which is expected to increase the bitumen production capacity of Firebag Stages 1 and 2 by about 35%, also includes the addition of cogeneration facilities. The cogeneration portion of the project is complete with the balance of project construction approximately 65% complete.

“The current expansion of bitumen production and upgrading capacity is an important step in the Voyageur growth plan we launched in 2001,” said Rick George, president and chief executive officer. “We are well on our way toward targeted production of more than half a million barrels per day.”

Suncor’s plans to increase production to 500,000 bpd to 550,000 bpd in 2010 to 2012 involve a number of investments including increased bitumen production from mining and in-situ sources, additional facility infrastructure and a third oil sands upgrader. Plans are proceeding on schedule, with fabrication of major vessels for the planned upgrader underway.

In Suncor’s downstream operations, work continues on modifications to the company’s Sarnia refinery, which are planned to enable the facility to process up to 40,000 bpd of oil sands sour crude. The budget for the project has been increased to $960 million from $800 million due to labour shortages and material supply issues. A shutdown to tie-in new facilities is planned for the third quarter with completion targeted for the fourth quarter. Portions of the refinery are expected to continue production during the shutdown period.

“Although our longer-term growth plans remain on track, we’re continuing to see significant capital cost pressures across our business,” said George. “We will maintain, with our business partners, a sharp focus on the pieces of the cost equation we can control.”

As Suncor invests for future growth, prudent debt management remains a priority. Net debt levels increased to $2.3 billion at the end of the first quarter from $1.9 billion at year-end 2006.

“We are well on our way toward targeted production of more
than half a million barrels per day.” Rick George, president and chief executive officer

Outlook

Suncor’s outlook provides management’s targets for 2007 in certain key areas of the company’s business. Outlook forecasts, which are updated quarterly, are subject to change.

	Three months ended	2007 Full
	March 31, 2007	Year Outlook
Oil Sands
Production (bpd) (1)	248 200	255 000 to 265 000
Diesel	12%	10%
Sweet	41%	42%
Sour	44%	43%
Bitumen	3%	5%
Realization on crude sales basket	WTI @ Cushing less Cdn$2.44 per barrel	WTI @ Cushing less Cdn$7.50 to $8.50 per barrel
Cash operating costs (2)	$26.30 per barrel	$23.50 to $24.50 per barrel
Natural Gas
Natural gas production (3) (mmcf equivalent per day)	209	215 to 220

(1)             The 2007 production outlook has been revised from original targets of 260,000 to 270,000 bpd. The 2007 oil sands production target includes approximately 5% non-upgraded bitumen sold directly to the market. In 2006, the production target referred only to synthetic crude oil production.

(2)             The 2007 cash operating cost outlook has been revised from original targets of $21.50 to $22.50 per barrel. Cash operating cost estimates are based on the following assumptions: i) production of 255,000 bpd to 265,000 bpd; ii) a production sales mix as described in the chart above; and iii) a natural gas price of US$7.60 per thousand cubic feet (mcf) at Henry Hub. Cash operating costs per barrel are not prescribed by generally accepted accounting principles (GAAP). This non-GAAP financial measure does not have any standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Suncor includes this non-GAAP financial measure because investors may use this information to analyze operating performance. This information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See “Non-GAAP Financial Measures” on page 13 Suncor’s first quarter 2007 Report to Shareholders.

(3)             The 2007 production target includes natural gas liquids (NGL) and crude oil converted into mmcf equivalent at a ratio of one barrel of NGL/crude oil: six thousand cubic feet of natural gas.

Factors that could potentially impact Suncor’s financial performance include:

•                     Crude oil hedges. Suncor has hedging agreements for 60,000 bpd in 2007 and 10,000 bpd in 2008. These costless collar hedges have an average floor of approximately US$51.64 per barrel while allowing participation in higher crude oil prices with an average ceiling of approximately US$101.06 per barrel. The company will consider costless collars totalling up to 30% of annual planned crude oil production if strategic opportunities are available.

•                     Scheduled tie-ins of modified facilities at Suncor’s oil sands operation are planned to begin May 31, 2007. Upgrader 2 is expected to be shutdown for approximately 50 days while this work is underway. During the outage, Upgrader 1 is expected to continue normal production. Although this shutdown is reflected in operational targets for the year, production estimates could be impacted if the work takes longer than planned or is impacted by labour or material supply issues. The tie-in work is required to enable production capacity to be increased to a planned 350,000 bpd in 2008.

•                     Scheduled tie-ins of modified facilities at Suncor’s refineries. Suncor plans to begin a shutdown of the Sarnia refinery in the third quarter of 2007 (with completion scheduled in the fourth quarter of 2007) to tie-in modified facilities that are expected to enable the facility to process up to 40,000 bpd of oil sands sour crude.

Information on risks, uncertainties and other factors that could affect these plans is included in Suncor’s annual report to shareholders and other documents filed with regulatory authorities.